ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

October 25, 2017
VIA FEDEX AND EDGAR

Re:    Genocea Biosciences, Inc.
Form 10-K for the period ended December 31, 2016
Filed February 17, 2017
File No. 001-36289

Suzanne Hayes
Ada D. Sarmento
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Hayes and Ms. Sarmento

On behalf of Genocea Biosciences, Inc. (the “Company”), we are hereby providing the following response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 26, 2017 related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016. To assist your review, we have presented the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by the Company.
Form 10-K for the period ended December 31, 2016
Item 1. Business, page 4

1.
We note your statements on page 6 that the “Phase 2 dose optimization trial continued to show that GEN-003 is safe and well tolerated by patients;” on page 7 that “GEN-004 was safe and well tolerated” on page 11 that the “Phase 2 trial continued to show that GEN‑003 was safe and well tolerated.” Please note that only the FDA has the authority to make determinations related to safety and efficacy. Please confirm that you will not make such statements about your product candidates until you have completed clinical trials and the FDA has made its determinations regarding safety and efficacy.

Response to Comment: The Company acknowledges the Staff’s comment and advises the Staff that in future filings, if warranted by the data, it will limit its disclosure of clinical stage product candidates to saying that such product candidates have been well tolerated, without saying that such product candidates are safe and efficacious unless the FDA or other regulatory authority has made such a determination.

2.
We note your collaboration agreements with Checkmate and US Oncology. Please expand your discussion to clarify whether you will have any financial or commercial rights to product candidates developed with the assistance of ATLAS.

Response to Comment: The Company acknowledges the Staff’s comment and advises the Staff that in its next Annual Report on Form 10-K, it will disclose any material financial or commercial rights that the Company has to product candidates developed with the assistance of ATLAS under these agreements.

3.
We note your current collaboration agreements with DFCI and MSKCC. Your disclosure indicates that the identified individuals at these institutions are using ATLAS to screen T cell responses. Please clarify whether you have the right to use their findings in the development of your product candidates. Disclose the material terms of these collaboration agreements, including financial obligations, payments paid to date, commercialization rights and term and termination provisions. Additionally, provide us with an analysis supporting your determination that these agreements are not required to be filed as exhibits.

Response to Comment: The Company acknowledges the Staff’s comment and advises the Staff that it does have the right to use findings from the collaboration agreements with DFCI and MSKCC. The Company further advises the Staff that, although it does have the right to use findings from the collaboration agreements, these agreements are not material agreements to the Company. They are research and proof-of-concept collaboration agreements that the Company is not dependent upon to develop its product candidates.
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Please do not hesitate to call me at 617-951-7826 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Marc A. Rubenstein

Marc A. Rubenstein

cc:	William Clark Jonathan Poole